Delisting Determination,The Nasdaq Stock Market, LLC,
April 8, 2016, Quantum Fuel Systems Technologies
Worldwide, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Quantum Fuel Systems Technologies Worldwide, Inc.
(the Company), effective at the opening of the trading session on April 18, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs
determination on March 23, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 1, 2016.